Exhibit 99.1

Bit Digital, Inc. Announces Second Quarter of Fiscal Year 2021 Financial Results

New York, August 20, 2021 /PRNEWSWIRE/ Bit Digital, Inc. (Nasdaq: BTBT) (the “Company”), a bitcoin mining company headquartered in New York, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Financial Highlights for the Second Quarter 2021

●	Revenue from bitcoin mining was $28.3 million.

●	The number of bitcoins earned was 562.9.

●	70.8% of our miner fleet was deployed, in transit to, or awaiting installation in North America at June 30, 2021.
●	We owned 32,500 miners, with 3,515 miners acquired in the second quarter of 2021.

●	Net loss was $1.3 million and loss per share was $0.03, compared with a net loss of $0.3 million and a loss per share of $0.01 for the same period last year.

Forward Looking Statements

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this news release. Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements reflecting our current expectations that involve risks and uncertainties (collectively, “forward-looking information”) that is based on expectations, estimates and projections as at the date of this news release. Actual results and the timing of events in this news release includes information about hash rate expansion, diversification of operations, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results, performance or achievements to differ materially from those discussed in our such forward-looking statements as a result of many factors, including, but not limited to: continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and may prevent the Company from operating its assets; the ability to establish new facilities for bitcoin mining in North America; a decrease in cryptocurrency migrating and then operating its assets; a decrease in cryptocurrency pricing; volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set forth under “Risk Factors” and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2020 and other documents disclosed under the Company’s filings at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Bitcoin Mining Business

We are a bitcoin mining company with mining operations in the United States and Canada. We commenced our bitcoin mining business in February 2020. Our bitcoin mining operations, hosted by third party hosting providers, use specialized computers, known as miners, to generate bitcoins, a cryptocurrency. The miners use application specific integrated circuit (“ASIC”) chips. These chips enable the miners to apply greater computational power, or “hash rate”, to provide transaction verification services (known as “solving a block”) which helps support the bitcoin blockchain. For every block added, the bitcoin blockchain awards a bitcoin award equal to a set number of bitcoins per block. Miners with a greater hash rate have a higher chance of solving a block and receiving a bitcoin award.

We operate our mining assets with the primary intent of accumulating bitcoin which we may sell for fiat currency from time to time depending on market conditions and management’s determination of our cash flow needs. Our mining strategy has been to mine bitcoins as quickly and as many as possible given the fixed supply of bitcoins. In view of the long delivery lead time to purchase miners from manufacturers like Bitmain and MicroBT, we generally choose to acquire miners on the spot market, which can typically result in delivery within a few weeks.

We have signed services agreements with third party hosting partners in North America. These partners operate specialized mining data centers, where they install and operate our miners and provide IT consulting, maintenance, and repair work on-site for us. Our mining facilities in Texas and Nebraska are maintained by Compute North LLC. Our mining facility in Georgia is maintained by Core Scientific, Inc. Our mining facility in Alberta, Canada is maintained by Link Global Technologies Inc.

Miner Migration and Geographic Distribution

In October 2020, we commenced our strategy of migrating our mining assets from China to North America. Following the recent announcement of the Chinese government’s decision to ban bitcoin mining, we immediately suspended our remaining mining operations in mainland China, effective June 21, 2021. Accordingly, we further accelerated our migration strategy that had been ongoing since October 2020. As a result, a greater proportion of our fleet was offline than in the prior quarter, due to more miners being in transit to or awaiting installation in North America. Prior to shipment, we generally refurbish our miners in a facility in Shenzhen, China, to ensure their resilience during transport and operability upon arrival. Miners are securely packaged and shipped by air or by sea, depending on market conditions.

During April through June 2021, we shipped 14,500 miners to the United States. We expect to complete the migration of all, or the majority, of our remaining China-based miners to North America in the third quarter of 2021, although we anticipate the possibility that certain miner shipments may arrive in US early in the fourth quarter of 2021.

The following table represents our miners’ geographic locations as of June 30, 2021:

Location	Number of Miners	Percentage of Total Miners
In transit to or awaiting installation in US	14,500	44.6%
China	9,484	29.2%
United States	7,090	21.8%
Canada	1,426	4.4%
Total	32,500	100.0%

Power and Hosting Overview

During the second quarter, we entered into two new hosting agreements in North America, representing 60 megawatts of additional power capacity. In July, we entered into an additional new hosting co-mining agreement with Digihost Technology Inc. (“Digihost”), representing a further 100 megawatts of capacity. Consequently, we believe we have secured the majority of power and hosting capacity required to complete the redeployment of our remaining China-based fleet in North America. We will continue to evaluate additional hosting arrangements with existing and new partners in North America, to secure additional capacity and in anticipation of an expected increase in our spot market miner purchase activity and growth of our miner fleet in the coming months.

Miner Fleet Overview

During the second quarter, we purchased 3,515 miners on the Chinse spot market, including 1,259 Bitmain S17Pro, 954 MicroBT M20S, 930 Bitmain S17+, 261 MicroBT M30S, 101 Bitmain S17 and 10 Bitmain S17E models. As of August 5, 2021, 1,678 of the newly purchased miners had already been deployed in North America and 878 were in transit to North America.

During the second quarter, we also sold 11,608 miners to three un-affiliated third parties in anticipation of purchase opportunities for newer, more efficient machines. Additionally, we disposed of 372 miners, at $nil consideration, that were deemed to have reached the end of their useful lives, were no longer operational and/or would have been uneconomical or impossible to repair. As a result, we recognized a $43,436 net gain, comprised of a $269,280 gain from sales and a $225,844 loss from disposals.

As of June 30, 2021, we had 32,500 miners, with a total maximum hash rate of 1.92 EH/S, a decrease from 40,965 miners and 2.26 EH/s as of March 31, 2021. The reduction was due to the aforementioned sales and disposals of certain miners, partially offset by miner purchases. Our fleet of owned miners comprised the following models:

Model	Owned as of June 30, 2021
MicroBT Whatsminer M21S	15,072
Bitmain Antminer S17+	7,955
MicroBT Whatsminer M20S	3,691
MicroBT Whatsminer M10	2,190
Bitmain Antminer S17 Pro	1,259
Bitmain Antminer T3	800
Bitmain Antminer T17	700
MicroBT Whatsminer M30S	261
Bitmain Antminer T17+	256
Bitmain Antminer S19 Pro	205
Bitmain Antminer S17	101
Bitmain Antminer S17E	10
Total	32,500

Bitcoin Production

From the inception of our bitcoin mining business in February 2020 to June 30, 2021, we earned an aggregate of 3,086.53 bitcoins. The following table presents the number of bitcoins mined on a quarterly basis:

The Company earned 562.9 bitcoins in the second quarter of 2021. The reduction from the first quarter was due to the aforementioned accelerated migration program, in which more miners were offline while in transit to or awaiting installation in North America, as well as miner sales and disposals.

As of June 30, 2021, we had 588.40 bitcoins on hand. The following table presents our bitcoin mining activities in coins for the six months ended June 30, 2021.

	Number of bitcoins	Amount (1)
Balance at January 1, 2021	262.62	$6,237,917
Receipt of BTC from mining services	1,576.34	72,295,744
Sales and payment of BTC	(1,256.29)	(55,994,314)
Lending of BTC to a third party, net	5.73	97,772
Realized gain on sale of BTC	-	6,952,652
Impairment of BTC	-	(8,985,662)
Balance at June 30, 2021	588.40	$20,604,109

(1)	Receipt of cryptocurrencies from mining services are the product of the number of bitcoins received multiplied by the bitcoin price published on https://coinmarketcap.com/currencies/bitcoin/historical-data/, calculated on a daily basis. Sales of cryptocurrencies are the actual amount received from sales.

Environmental, Social and Governance

Sustainability is a major strategic focus for us. Our mining locations in the US and Canada provide affordable access to carbon-free   energy and other sustainability-related solutions, in varying amounts depending on location, including hydroelectric, solar, wind and other carbon-free sources, which we believe help mitigate the environmental impact of our operations. We work with an independent ESG (Environmental, Social and Governance) consultant to self-monitor, set targets and help us to improve our percentage of green electricity and other sustainability initiatives. As we continue to align ourselves with the future of technology and business, we are dedicated to continuously enhancing the sustainability of our operations, and the larger bitcoin network, future-proofing for a world in flux.

We believe that the bitcoin network and the mining that powers it are important inventions in human progress, with over $1 trillion in bitcoin being held today and the currency being used by millions around the world. But the process of problem-solving and verifying bitcoin transactions using advanced computers is energy-intensive and much scrutiny has been applied to the industry for this reason. It follows that the environmental costs of mining bitcoin should be surveyed and mitigated by every company in our fast-growing sector. We aim to contribute to the acceleration of bitcoin’s decarbonization and act as role models in our industry, responsibly stewarding digital assets.

We are currently working with Apex Group Ltd, an independent ESG consultancy, to become one the first publicly-listed bitcoin miners to receive an independent ESG rating on our operations, which we anticipate will provide transparency on the environmental sustainability of our operations, as well as other metrics. Apex’s ESG Ratings & Advisory tools allow us to benchmark our ESG performance against international standards and our peers to identify opportunities for improvement and progress over time. We believe this is an integral approach to improving our sustainable practices and mitigating our environmental impact. By measuring the sustainability and footprint of Bit Digital’s mining, we are able to develop targets to continuously improve as we continuously shift towards our goal of 100% clean energy usage.

COVID-19

In March 2020, the World Health Organization declared the COVID-19 outbreak (“COVID-19”) a global pandemic. We operate in locations that have been impacted by COVID-19, and the pandemic has impacted and could further impact our operations and the operations of our customers as a result of quarantines, various local, state and federal government public health orders, facility and business closures, and travel and logistics restrictions. Conditions may improve or worsen as governments and businesses continue to take actions to respond to the risks of the COVID-19 pandemic. While the COVID-19 pandemic continues to cause uncertainty in the global economy and restrictive measures by governments and businesses remain in place, we expect our business and results of operations may be materially and adversely affected. Company is actively monitoring this situation and the possible effects on its financial condition, liquidity, operations, suppliers, and industry.

Beginning in the middle of March 2020, the outbreak of COVID-19 led to adverse impacts on the US and global economies, bringing uncertainty to our operations and customer demand. Various local governments issued orders requiring the closure of non-essential businesses and to curtail all unnecessary travel and requiring individuals to comply with various shelter-in-place and social distancing orders. We, however, experienced positive growth from our efforts in investment in miners together with continuous increase in bitcoin market price as investors presented increasing confidence in bitcoins.

Additionally, we have evaluated the potential impact of the COVID-19 outbreak on our financial statements, including, but not limited to, the impairment of long-lived assets and valuation of cryptocurrencies. Where applicable, we have incorporated judgments and estimates of the expected impact of COVID-19 in the preparation of the financial statements based on information currently available. These judgments and estimates may change, as new events develop and additional information is obtained, and are recognized in the consolidated financial statements as soon as they become known.

We continue to actively monitor the situation and may take further actions that alter our operations and business practices as may be required by federal, state or local authorities or that we determine are in the best interests of our partners, customers, suppliers, vendors, employees and shareholders. The extent to which the COVID-19 outbreak will further impact the Company’s financial results will depend on future developments, which are unknown and cannot be predicted, including the duration and ultimate scope of the pandemic, advances in testing, treatment and prevention, as well as actions taken by governments and businesses. With miners transferred to the United Stated and Canada, the COVID-19 situation continued to create travel and transportation difficulties. The US operations are heavily dependent on our partners, who may also be impacted by COVID-19.

Results of operations

Results of Operations for the Three Months Ended June 30, 2021 and 2020

The following table summarizes the results of our operations during the three months ended June 30, 2021 and 2020, respectively, and provides information regarding the dollar increase or (decrease) during period.

	For the Three Months Ended June 30,		Variance in
	2021	2020	Amount
Revenue from cryptocurrency mining	$28,342,694	$674,467	$27,668,227

Cost and operating expenses
Cost of revenues (exclusive of depreciation and amortization shown below)	(10,883,650)	(636,926)	(10,246,724)
Depreciation and amortization expenses	(2,348,657)	(70,501)	(2,278,156)
General and administrative expenses	(4,335,983)	(221,591)	(4,114,392)
Total operating expenses	(17,568,290)	(929,018)	(16,639,272)

Income (Loss) from operations	10,774,404	(254,551)	11,028,955

Other income (expenses)
Realized gain (loss) on exchange of cryptocurrencies	(3,503,845)	6,194	(3,510,039)
Impairment of cryptocurrencies	(9,045,007)	-	(9,045,007)
Interest income	-	40	(40)
Gain from disposal of property and equipment	43,436	-	43,436
Other income	493,519	(1,964)	495,483
Total other (expenses) income, net	(12,011,897)	4,270	(12,016,167)

Loss before income taxes	(1,237,493)	(250,281)	(987,212)

Income tax expenses	(101,907)	-	(101,907)
Net loss	$(1,339,400)	(250,281)	$(1,089,119)

Revenues

We generate revenues from provision of computing power to digital asset mining pools, and receive consideration in the form of cryptocurrencies, the value of which is determined using the market price of the related cryptocurrency at the time of receipt. By providing computing power to successfully add a block to the blockchain, the Company is entitled to a fractional share of the fixed cryptocurrency award from the mining pool, which is based on the proportion of computing power the Company contributed to the mining pool to the total computing power contributed by all mining pool participants in solving the current algorithm.

For the three months ended June 30, 2021, we received 562.94 bitcoins from three mining pool operators. As of June 30, 2021, our maximum hash rate was 1.92 EH/s. For the three months ended June 30, 2021, we recognized revenue of $28,342,694.

For the three months ended June 30, 2020, we received 72.24 bitcoins from two mining pool operators by providing computing power.

During the three months ended June 30, 2021, we sold or disposed of certain miner models, in anticipation of purchase opportunities for newer, more efficient machines, resulting in a net reduction of 0.34 EH/s in hash rate from the three months ended March 31, 2021. However, we expect to continue to invest in miners to increase the hash rate capacity.

Cost of revenues

Cost of revenues of $10,883,650 for the three months ended June 30, 2021 was primarily comprised of direct production cost of the mining operations, including utilities and other service charges, but excluding depreciation and amortization expenses which are separately presented. During the quarter, we signed two new hosting agreements in North America, representing 60 megawatts of additional hosting power capacity. Our fleet aggregated 105 megawatts of maximum power consumption for the three months ended June 30, 2021.

For the three months ended June 30, 2020, we incurred cost of revenues of $636,926 from utilities and other service charges.

We expect an increase in cost of revenues in fiscal year 2021 as we continue to focus on expansion and upgrade of our miner fleet.

Depreciation and amortization expenses

For the three months ended June 30, 2021, depreciation and amortization expenses of $2,348,657 represented depreciation of miners computed with an estimated useful life of 3 years.

For the three months ended June 30, 2020, depreciation and amortization expenses of $70,501 represented depreciation of miners computed with an estimated useful life of 3 years.

General and administrative expenses

For the three months ended June 30, 2021, our general and administrative expenses were primarily comprised of professional and consulting expenses of $1,763,602, transportation expenses of $482,231 to relocate certain miners from China to the US, payroll expenses of $627,973, insurance expenses of $924,991, travel expenses of $252,296 and office expenses of $227,248.

For the three months ended June 30, 2020, our general and administrative expenses were primarily comprised of professional and consulting expenses of $180,028.

Realized gain (loss) on exchange of cryptocurrencies

We record cryptocurrencies at cost and any gains or losses from sales of cryptocurrencies are recorded as “Realized gain (loss) on exchange of cryptocurrencies” in the consolidated statements of operations. For the three months ended June 30, 2021, we recorded a loss of $3,503,845 from exchange of 599.70 bitcoins. For the three months ended June 30, 2020, we recorded a gain of $6,194 from sales of 57.76 bitcoins.

Impairment of cryptocurrencies

Impairment of cryptocurrencies was $9,045,007 for the three months ended June 30, 2021, which was recorded to reflect our cryptocurrencies at the lower of cost or fair value as of June 30, 2021.

Gain from disposal of property and equipment

During the three months ended June 30, 2021, we sold or disposed of certain miner models, in anticipation of purchase opportunities for newer, more efficient machines. As a result, we recognized gain of $43,436 from sales and disposal of these miners, comprised of a gain of $269,280 from sales of 11,608 miners to three third parties and a loss of $225,844 from disposal of 372 miners at $nil consideration.

Income tax expense

Income tax expense was $101,907 for the three months ended June 30, 2021, as we generated taxable profits derived from our US and Canada operations.

Income tax expenses was $nil for the three months ended June 30, 2020, as we are not subject to tax on income or capital gain in Cayman, and we did not generate assessable profits arising in or derived from Hong Kong.

Net loss and loss per share

For the three months ended June 30, 2021, our net loss was $1,339,400, representing a change of $1,089,119 from a net loss of $250,281 for the same period of last year.

Loss per share was $0.03 and $0.01 for the three months ended June 30, 2021 and 2020, respectively. Weighted average number of shares was 49,737,336 and 19,359,625 for the three months ended June 30, 2021 and 2020, respectively.

Results of Operations for the Six Months Ended June 30, 2021 and 2020

The following table summarizes the results of our operations during the six months ended June 30, 2021 and 2020, respectively, and provides information regarding the dollar increase or (decrease) during period.

	For the Six Months Ended June 30,		Variance in
	2021	2020	Amount
Revenue from cryptocurrency mining	$72,295,744	$692,698	$71,603,046

Cost and operating expenses
Cost of revenues (exclusive of depreciation and amortization shown below)	(23,351,378)	(656,014)	(22,695,364)
Depreciation and amortization expenses	(5,999,031)	(70,501)	(5,928,530)
General and administrative expenses	(6,561,153)	(340,569)	(6,220,584)
Total operating expenses	(35,911,562)	(1,067,084)	(34,844,478)

Income (Loss) from operations	36,384,182	(374,386)	36,758,568

Other income (expenses)
Realized gain on exchange of cryptocurrencies	6,952,652	5,968	6,946,684
Impairment of cryptocurrencies	(9,045,007)	-	(9,045,007)
Interest income	-	40	(40)
Gain from disposal of property and equipment	43,436	-	43,436
Other income (expenses)	495,710	(1,964)	497,674
Total other (expenses) income, net	(1,553,209)	4,044	(1,557,253)

Income (Loss) before income taxes	34,830,973	(370,342)	35,201,315

Income tax expenses	(384,049)	-	(384,049)
Net income (loss) from continuing operations	34,446,924	(370,342)	34,817,266

Net loss from discontinued operations	-	(3,734,498)	3,734,498
Net income (loss)	$34,446,924	(4,104,840)	$38,551,764

Revenues

We generate revenues from provision of computing power to digital asset mining pools, and receive consideration in the form of cryptocurrencies, the value of which is determined using the market price of the related cryptocurrency at the time of receipt. By providing computing power to successfully add a block to the blockchain, the Company is entitled to a fractional share of the fixed cryptocurrency award from the mining pool operator, which is based on the proportion of computing power the Company contributed to the mining pool to the total computing power contributed by all mining pool participants in solving the current algorithm.

For the six months ended June 30, 2021, we received 1,576.34 bitcoins from four mining pool operators. As of June 30, 2021, our maximum hash rate was 1.92 EH/s. For the six months ended June 30, 2021, we recognized revenue of $72,295,744.

For the six months ended June 30, 2020, we received 74.72 bitcoins from two mining pool operators by providing computing power in our 76 miners.

During the six months ended June 30, 2021, we sold or disposed of certain miner models, in anticipation of purchase opportunities for newer, more efficient machines. However, we expect to continue to invest in miners to increase the hash rate capacity. As a result, we expect a continuous significant increase in revenue for the fiscal year 2021. Also, with more miners operating in the United States and Canada, we expect energy cost per hash to decrease on an overall basis.

Cost of revenues

Cost of revenues of $23,351,378 for the six months ended June 30, 2021 was primarily comprised of direct production cost of the mining operations, including utilities and other service charges, but excluding depreciation and amortization expenses which are separately presented. During the quarter, we signed two new hosting agreements in North America, representing 60 megawatts of additional hosting power capacity. Our fleet aggregated 125 megawatts of maximum power consumption for the six months ended June 30, 2021.

For the six months ended June 30, 2020, we incurred cost of revenues of $656,014 from utilities and other service charges.

We expect an increase in cost of revenues in fiscal year 2021 as we continue to focus on expansion and upgrade of our miner fleet.

Depreciation and amortization expenses

For the six months ended June 30, 2021, depreciation and amortization expenses represented depreciation of 32,500 miners with an estimated useful life of 3 years.

For the six months ended June 30, 2020, depreciation and amortization expenses represented depreciation of 6,004 miners with an estimated useful life of 3 years.

General and administrative expenses

For the six months ended June 30, 2021, our general and administrative expenses were primarily comprised of professional and consulting expenses of $2,717,387, transportation expenses of $1,149,462 to relocate certain miners from China to the US, payroll expenses of $979,335, insurance expenses of $924,991, travel expenses of $302,516 incurred by senior management, and office expenses of $324,610.

For the six months ended June 30, 2020, our general and administrative expenses were primarily comprised of professional and consulting expenses of $294,556.

Realized gain (loss) on exchange of cryptocurrencies

We record cryptocurrencies at cost and any gains or losses from sales of cryptocurrencies are recorded as “Realized gain (loss) on exchange of cryptocurrencies” in the consolidated statements of operations. For the six months ended June 30, 2021, we recorded a gain of $6,952,652 from exchange of 1,256.29 bitcoins. For the six months ended June 30, 2020, we recorded a gain of $5,968 from sales of 58.45 bitcoins.

Impairment of cryptocurrencies

Impairment of cryptocurrencies was $9,045,007 for the six months ended June 30, 2021, which was recorded to reflect our cryptocurrencies at the lower of cost or fair value as of June 30, 2021.

Gain from disposal of property and equipment

During the six months ended June 30, 2021, we sold or disposed of certain miner models, in anticipation of purchase opportunities for newer, more efficient machines. As a result, we recognized gain of $43,436 from sales and disposal of these miners, comprise of a gain of $269,280 from sales of 11,608 miners to three third parties and a loss of $225,844 from disposal of 372 miners at $nil consideration.

Income tax expense

Income tax expense was $384,049 for the six months ended June 30, 2021, as we generated taxable profits derived from our US and Canada operations.

Income tax expenses was $nil for the six months ended June 30, 2020, as we are not subject to tax on income or capital gain in Cayman Islands, and we did not generate assessable profits arising in or derived from Hong Kong.

Net income (loss) and income (loss) per share

For the six months ended June 30, 2021, our net income was $34,446,924, representing a change of $38,551,764 from a net loss of $4,104,840 for the same period of last year, which comprised of a net loss of $370,342 from continuing operations and a net loss of $3,734,498 from discontinued operations.

Income per share was $0.70 and loss per share was $0.24 for the six months ended June 30, 2021 and 2020, respectively. Weighted average number of shares was 49,018,317 and 17,379,405 for the six months ended June 30, 2021 and 2020, respectively.

Liquidity and capital resources

To date, we have financed our operations primarily through cash flows from operations, working capital loans from our shareholders and senior management, and equity financing through public and private offerings of our securities. We plan to support our future operations primarily from cash generated from our operations and equity and/or financing. We may also consider debt, preferred and convertible financing as well. As of June 30, 2021, we had working capital of $56,441,109 as compared with $6,825,455 at December 31, 2020.

As of January 5, 2021, the Company completed the sale of 262,082 Ordinary Shares at $4.50 per share for gross proceeds of $1,179,369 to eleven non-US Persons.

On February 5 and March 12, 2021, the Company completed the sale of subordinated convertible notes in the principal amounts of $1,100,000 and $550,000, respectively, to an accredited institutional investor pursuant to a Securities Purchase Agreement. On May 5, 2021, the convertible notes were automatically converted into 289,662 Ordinary Shares at $5.70 per share.

On May 5, 2021, the Company’s Form F-1 Registration Statement covering the resale of 6,412,500 ordinary shares was declared effective by the SEC. The 6,412,500 ordinary shares consisted of 412,500 shares issuable to Ionic Ventures, LLC (“Ionic”) upon the conversion of $1,650,000 principal amount of senior convertible notes, and 6,000,000 shares issuable to Ionic pursuant to the Purchase Agreement dated as of January 11, 2021. During May 20, 2021 through June 28, 2021, the Company issued an aggregation of 5,215,477 Ordinary Shares to Ionic for gross proceeds of $30 million. The Company received net proceeds of $28,550,000 after deducting fees payable to broker-dealers and certain other transaction expenses, including fees and expenses of legal counsels in connection with the transactions.

Revenue from Mining Operations

Funding our operations on a go-forward basis will rely significantly on our ability to continue to mine cryptocurrency and the spot or market price of the cryptocurrency we mine. We expect to generate ongoing revenues from the production of cryptocurrencies, primarily bitcoin, in our mining facilities. Our ability to liquidate bitcoin at future values will be evaluated from time to time to generate cash for operations. Generating bitcoin, for example, with spot market values which exceed our production and other costs, will determine our ability to report profit margins related to such mining operations, although accounting for our reported profitability is significantly complex. Furthermore, regardless of our ability to generate revenue from our cryptocurrency assets, we may need to raise additional capital in the form of equity or debt to fund our operations and pursue our business strategy.

The ability to raise funds as equity, debt or conversion of cryptocurrency to maintain our operations is subject to many risks and uncertainties and, even if we were successful, future equity issuances would result in dilution to our existing stockholders and any future debt or debt securities may contain covenants that limit our operations or ability to enter into certain transactions. Our ability to realize revenue through bitcoin production and successfully convert bitcoin into cash or fund overhead with bitcoin is subject to a number of risks, including regulatory, financial and business risks, many of which are beyond our control. Additionally, the value of bitcoin currency rewards has been extremely volatile historically. While such volatility has recently decreased, future prices cannot be predicted.

If we are unable to generate sufficient revenue from our bitcoin production when needed or secure additional sources of funding, it may be necessary to significantly reduce our current rate of expansion or to explore other strategic alternatives.

Cash flows

	For the Six Months Ended June 30,
	2021	2020
Cash at beginning of period	405,133	615,988
Net Cash Used in Operating Activities	(4,821,979)	(962,819)
Net Cash Provided by (Used in) Investing Activities	2,852,912	(10,681,795)
Net Cash Provided by Financing Activities	29,818,000	13,539,852
Net increase in cash, cash equivalents and restricted cash	27,848,933	1,895,238
Cash at end of period	$28,254,066	$2,511,226

Operating Activities

Net cash used in operating activities was $4,821,979 for the six months ended June 30, 2021, mainly derived from (i) net income of $34,446,924 from continuing operations for the six months adjusted for depreciation expenses of miners of $5,999,031, impairment of cryptocurrencies of $9,045,007 and issuance of ordinary shares to two service providers as promotion and marketing expenses of $933,098, and (ii) net of changes in our operating assets and liabilities, principally comprising of (a) an increase in cryptocurrencies of $78,531,704 as rewards to us for provision of mining services, and (b) an increase in accounts payable of $22,985,200, primarily because we paid maintenance services fees of $21,894,860 in cryptocurrencies.

Net cash used in operating activities was $962,819 for the six months ended June 30, 2020, derived mainly from a net loss of $370,342 from continuing operations and cryptocurrencies of $705,118 awarded to the Company through its mining activities for the six months ended June 30, 2020.

Investing Activities

Net cash provided by investing activities was $2,852,912 for the six months ended June 30, 2021, primarily provided by cash proceeds of $3,539,450 from sales of cryptocurrencies, and netting off against purchases of miners of $686,538.

Net cash provided by investing activities was $10,681,795 for the six months ended June 30, 2020, resulting from purchases of miners of $11,244,761, and netting off against cash proceeds of $551,640 from sales of cryptocurrencies.

Financing Activities

Net cash provided by financing activities was $29,818,000 for the six months ended June 30, 2021, primarily provided by net proceeds of $28,550,000 from direct offering with Ionic, an institutional investor, and proceeds of $1,280,000 from the issuance of convertible notes to Ionic.

Net cash provided by financing activities was $13,539,852 for the six months ended June 30, 2020, resulting from proceeds aggregating $12,763,718 under certain private placement transactions, and borrowings of $776,134 from a related party.

Off-balance sheet arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support or that engages in leasing, hedging or research and development services with us.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with US GAAP, which requires the Company to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the dates of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting periods. The most significant estimates and assumptions include the valuation of cryptocurrencies and other current assets, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities and realization of deferred tax assets. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this release reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

Recently issued and adopted accounting pronouncements

The Company has evaluated all other recently issued accounting pronouncements and believes such pronouncements do not have a material effect on the Company’s financial statements. See Note 2 of the unaudited condensed consolidated financial statements as of June 30, 2021.

BIT DIGITAL, INC.

UNAUDITED CONDENSED   CONSOLIDATED BALANCE SHEETS

As of June 30, 2021 and December 31, 2020

(Expressed in US dollars, except for the number of shares)

	June 30, 2021	December 31, 2020
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$28,254,066	$405,133
Cryptocurrencies	20,989,096	6,293,922
Other current assets	10,366,860	2,020,374
Total Current Assets	59,610,022	8,719,429

Investment security	1,000,000	-
Deposits for plant and equipment	11,495,450	1,324,963
Property and equipment, net	35,953,562	29,849,157
Total Assets	$108,059,034	$39,893,549

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$2,455,694	$1,365,716
Due to related parties	-	336,722
Income tax payable	211,365	-
Other payables and accrued liabilities	501,854	191,536
Total Current Liabilities	3,168,913	1,893,974

Deferred tax liabilities	47,684	-

Total Liabilities	3,216,597	1,893,974

Commitments and Contingencies

Shareholders’ Equity
Common shares, $0.01 par value, 140,000,000 and 50,000,000 shares authorized, 53,906,241 and 48,043,788 shares issued and outstanding of June 30, 2021 and December 31, 2020, respectively	539,063	480,438
Additional paid-in capital	85,556,939	53,219,626
Retained earnings (Accumulated deficit)	18,746,435	(15,700,489)
Total Shareholders’ Equity	104,842,437	37,999,575
Total Liabilities and Shareholders’ Equity	$108,059,034	$39,893,549

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT DIGITAL, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the Three And Six Months Ended June 30, 2021 and 2020

(Expressed in US dollars, except for the number of shares)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2021	2020	2021	2020
Revenue from cryptocurrency mining	$28,342,694	$674,467	$72,295,744	$692,698

Cost and operating expenses
Cost of revenues (exclusive of depreciation and amortization shown below)	(10,883,650)	(636,926)	(23,351,378)	(656,014)
Depreciation and amortization expenses	(2,348,657)	(70,501)	(5,999,031)	(70,501)
General and administrative expenses	(4,335,983)	(221,591)	(6,561,153)	(340,569)
Total operating expenses	(17,568,290)	(929,018)	(35,911,562)	(1,067,084)

Income (Loss) from Operations	10,774,404	(254,551)	36,384,182	(374,386)

Realized gain (loss) on exchange of cryptocurrencies	(3,503,845)	6,194	6,952,652	5,968
Impairment of cryptocurrencies	(9,045,007)	-	(9,045,007)	-
Interest income	-	40	-	40
Gain from disposal of property and equipment	43,436	-	43,436	-
Other income	493,519	(1,964)	495,710	(1,964)
Total other (expenses) income, net	(12,011,897)	4,270	(1,553,209)	4,044

Net income (loss) from continuing operations before income taxes	(1,237,493)	(250,281)	34,830,973	(370,342)

Income tax expenses	(101,907)	-	(384,049)	-
Net income (loss) from continuing operations	(1,339,400)	(250,281)	34,446,924	(370,342)

Net loss from discontinued operations	-	-	-	(3,734,498)

Net income (loss) and comprehensive income (loss)	$(1,339,400)	$(250,281)	$34,446,924	$(4,104,840)

Weighted average number of ordinary share outstanding
Basic and Diluted	49,737,336	19,359,625	49,018,317	17,379,405
Income (loss) per share
Basic and Diluted	$(0.03)	$(0.01)	$0.70	$(0.24)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT DIGITAL, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2021 and 2020

(Expressed in US dollars)

	For the Six Months Ended June 30,
	2021	2020
Cash Flows from Operating Activities:
Net income (loss)	$34,446,924	$(4,104,840)
Less: Net loss from discontinued operations	-	3,734,498
Net income (loss) from continuing operations	34,446,924	(370,342)
Adjustments to reconcile net income (loss) from continuing operations to net cash used in operating activities:
Depreciation of property and equipment	5,999,031	70,501
Gain from disposal of property and equipment	(43,436)	-
Impairment of cryptocurrencies	9,045,007	-
Share based compensation expenses with management	509,794	-
Share based compensation expenses with non-employees	933,098	-
Loss from acquisition of a subsidiary	-	1,964
Deferred tax expenses	47,684	-
Changes in operating assets and liabilities:
Cryptocurrencies	(78,531,704)	(705,118)
Other current assets	(1,750,324)	(300)
Accounts payable	22,985,200	97,490
Income tax payable	211,365	-
Other payables and accrued liabilities	1,325,382	(57,014)
Net Cash Used in Operating Activities	(4,821,979)	(962,819)

Cash Flows from Investing Activities:
Purchases of property and equipment	(686,538)	(11,244,761)
Proceeds from sales of cryptocurrencies	3,539,450	551,640
Acquisition of cash in connection with acquisition of a subsidiary	-	11,326
Net Cash Provided by (Used in) Investing Activities	2,852,912	(10,681,795)

Cash Flows from Financing Activities:
Proceeds from issuance of ordinary shares under direct offering	28,550,000	-
Proceeds from issuance of convertible notes, net of issuance costs	1,280,000	-
Proceeds from issuance of common stock under private placement transaction	-	2,600,000
Proceeds from borrowings from related parties	-	776,134
Repayment of borrowings to related parties	(12,000)	-
Advances of share subscription fees from shareholders under private placement transaction	-	10,163,718
Net Cash Provided by Financing Activities	29,818,000	13,539,852

Net increase in cash	27,848,933	1,895,238
Cash at beginning of period	405,133	615,988
Cash at end of period	$28,254,066	$2,511,226
Supplemental Cash Flow Information
Cash paid for interest expense	$-	$-
Cash paid for income tax	$125,000	$-

Non-cash Transactions of Investing and Financing Activities
Collection of USDC from private placement	$1,179,368	$-
Receivable due from three third parties for sales of miners	$5,410,349	$-
Investment in an investment security in USDC	$(1,000,000)	$-
Purchases of property and equipment in USDT	$(17,503,910)	$-
Purchases of property and equipment in USDC	$(895,893)	$-
Payment of deposits on equipment in BTC	$(9,327,997)	$-
Repayment of USDC to a related party	$(329,722)	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Bit Digital, Inc. (“BTBT” or the “Company”), formerly known as Golden Bull Limited, is a holding company incorporated on February 17, 2017, under the laws of the Cayman Islands. The Company is currently engaged in the bitcoin mining business through its wholly owned subsidiaries in the United States, Canada and Hong Kong.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership
Golden Bull USA, Inc. (“Golden Bull USA”)	● A United States company ● Incorporated on June 3, 2019 ● Inactive	100% owned by Bit Digital, Inc.
Bit Digital Hong Kong Limited (“BT HK”)	● A Hong Kong company ● Acquired on April 8, 2020 ● Engaged in bitcoin mining business	100% owned by Bit Digital, Inc.
Bit Digital USA, Inc. (“BT USA”)	● A United States company ● Incorporated on September 1, 2020 ● Engaged in bitcoin mining business	100% owned by Bit Digital, Inc.
Bit Digital Canada, Inc. (“BT Canada”)	● A Canadian company ● Incorporated on February 23, 2021 ● Engaged in bitcoin mining business	100% owned by Bit Digital, Inc.
Bit Digital Strategies Limited (“BT Strategy”)	● A Hong Kong company ● Incorporated on June 1, 2021 ● Engaged in cryptocurrency decentralized finance business	100% owned by Bit Digital, Inc.
Bit Digital Singapore PTE. LTD. (“BT Singapore”)	● A Singapore company ● Incorporated on July 1, 2021 ● Engaged in cryptocurrency decentralized finance business	100% owned by Bit Digital, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The interim unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The unaudited condensed consolidated financial information as of June 30, 2021 and for the three and six months ended June 30, 2021 and 2020 has been prepared without audit, pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with US GAAP, have been omitted pursuant to those rules and regulations. The unaudited interim financial information should be read in conjunction with the audited financial statements and the notes thereto, included in the Form 20-F for the fiscal year ended December 31, 2020, which was filed with the SEC on March 30, 2021.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2020. The results of operations for the three and six months ended June 30, 2021 and 2020 are not necessarily indicative of the results for the full years.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology are unobservable.

Fair value of cryptocurrencies is based on quoted prices in active markets. The fair value of the Company’s other financial instruments including cash and cash equivalents, restricted cash, deposits, other receivables, accounts payable, due to related parties, accounts payable and other payables, approximate their fair values because of the short-term nature of these assets and liabilities. The convertible note approximates its fair value, because the bearing interest rate approximates market interest rate, and market interest rates have not fluctuated significantly since the commencement of contract signed.

Cryptocurrencies

Cryptocurrencies (including bitcoin and bitcoin cash) are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies purchased are recorded at cost and cryptocurrencies awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Purchases of cryptocurrencies by the Company are included within investing activities in the accompanying consolidated statements of cash flows, while cryptocurrencies awarded to the Company through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in “realized gain (loss) on exchange of cryptocurrencies” in the consolidated statements of operations and comprehensive income (loss). The Company accounts for its gains or losses in accordance with the first-in first-out method of accounting.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment security

As of June 30, 2021, investment security represents the Company’s investment in one privately held company over which the Company neither has control nor significant influence through investment in common stock.

Equity securities not accounted for using the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated income statements, according to ASC 321, Investments - Equity Securities. The Company elected to record the equity investments in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

Equity investments in privately held companies accounted for using the measurement alternative are subject to periodic impairment reviews. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities, including consideration of the impact of the COVID-19 pandemic. In computing realized gains and losses on equity securities, the Company determines cost based on amounts paid using the average cost method. Dividend income is recognized when the right to receive the payment is established.

Impairment of long-lived assets

Long-lived assets, including property and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

Revenue recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”).

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Cryptocurrency mining

The Company has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool.  The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less digital asset transaction fees to the mining pool operator which are recorded as a component of cost of revenues), for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of providing such computing power is the only performance obligation in the Company’s contracts with mining pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools.  The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency at the time of receipt.

There is currently no specific definitive guidance under US GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

Share-based compensation

Share-based awards granted are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the straight-line attribution method, net of estimated forfeitures, over the requisite service period. The fair values of restricted share units (“RSUs”) and restricted shares are determined with reference to the fair value of the underlying shares and the fair value of share options is generally determined using the Black-Scholes valuation model. The value is recognized as an expense over the respective service period, net of estimated forfeitures. Share-based compensation expense, when recognized, is charged to the consolidated income statements with the corresponding entry to additional paid-in capital, liability or noncontrolling interests.

On each measurement date, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including the fair value of the underlying shares, expected life and expected volatility. The Company recognizes the impact of any revisions to the original forfeiture rate assumptions in the consolidated income statements, with a corresponding adjustment to equity.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Share-based compensation (continued)

In April 2019, the Company adopted ASU 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. The amendments specify that ASC 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. Upon the adoption of this guidance, the Company no longer re-measures equity-classified share-based awards granted to consultants or non-employees at each reporting date through the vesting date and the accounting for these share-based awards to consultants or non-employees and employees will be substantially aligned. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations and cash flows. The consolidated financial statements for the years ended December 31, 2020 and 2019 were not retrospectively adjusted.

Reclassification

The Company reclassified USDC to cryptocurrencies in the 2020 financial statements to conform to the presentation as of June 30, 2021. The reclassification has no impact on the total assets and total liabilities as of June 30, 2021.

Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, the Company plans to adopt this guidance effective January 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements.

3. CRYPTOCURRENCIES

The cryptocurrencies were comprised of the following:

	June 30, 2021	December 31, 2020

Bitcoins	$20,604,109	$6,237,917
ETH	230,323	-
USDC	6,144	56,005
USDT	148,520	-
Total	$20,989,096	$6,293,922

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. CRYPTOCURRENCIES (CONTINUED)

Additional information about Bitcoin and ETH

For the six months ended June 30, 2021 and 2020, the Company generated bitcoins through provision of mining services. The following table presents additional information about bitcoins for the six months ended June 30, 2021 and 2020, respectively:

	For the Six Months Ended June 30,
	2021	2020

Opening balance	$6,237,917	$-
Receipt of bitcoins from mining services	72,295,744	692,698
Sales of bitcoins in exchange of cash	(3,539,450)	(545,188)
Payment of BTC as deposits on plant and equipment	(9,327,997)	-
Payment of BTC for utility charges in mining facilities	(21,894,860)	-
Payment of BTC for other expenses	(480,172)	-
Exchange of BTC into USDT and USDC	(20,751,835)	-
Lending of bitcoins to a third party (Note 4)	97,772	-
Realized gain on sale of cryptocurrencies	6,952,652	5,968
Impairment of bitcoins	(8,985,662)
Ending balance	$20,604,109	$153,478

For the six months ended June 30, 2021, the Company purchased 101 ETH at an aggregated cost of $289,668, among which 96 ETH was staked with an unaffiliate third party in June 2021. The Company won't be able to withdraw the stake within 12 months.

Additional information about USDT and USDC

The following table presents additional information about USDT for the six months ended June 30, 2021 and 2020, respectively:

	For the Six Months Ended June 30,
	2021	2020

Opening balance	$-	$-
Addition from exchange of BTC	19,321,530	-
Collection from sales of miners	474,480	-
Purchases of miners	(17,503,910)	-
Payment of deposits to service providers	(782,526)	-
Payment of services	(1,071,386)	-
Purchases of ETH	(289,668)	-
Ending balance	$148,520	$-

The following table presents additional information about USDC for the six months ended June 30, 2021 and 2020, respectively:

	For the Six Months Ended June 30,
	2021	2020

Opening balance	$56,005	$-
Addition from exchange of BTC	1,430,305	-
Collection from private placement	1,179,368	-
Collection from borrowings from a related party	-	329,722
Investment in an investment security	(1,000,000)	-
Purchases of miners	(895,893)	-
Payment of services	(433,919)	(273,717)
Repayment of borrowings from a related party (Note 11)	(329,722)	-
Ending balance	$6,144	$56,005

For the six months ended June 30, 2021, the Company recognized impairment of $8,985,662 against bitcoins and $59,345 against ETH, respectively.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. OTHER CURRENT ASSETS

The other current assets were comprised of the following:

	June 30, 2021	December 31, 2020

Deposits (a)	$4,903,126	$1,909,800
Due from third parties (b)	5,410,349	97,771
Office rental deposit	21,943	-
Others	31,442	12,803
Total	$10,366,860	$2,020,374

(a)	As of June 30, 2021 and December 31, 2020, the balance of deposits represented the deposits made to four and two service providers who paid utility charges in mining facilities on behalf of the Company. The deposits are refundable upon expiration of the agreement between the Company and the service provider, which was due within 12 months from the effective date of the agreement.

(b)

As of December 31, 2020, the balance of due from third parties represented lending of 5.19 bitcoins. During the three and six months ended June 30, 2021, the Company lent additional 141.99 and 81.78 bitcoins to two third parties, respectively. The bitcoins were repayable on demand. As of June 30, 2021, the third parties repaid all bitcoins.

As of June 30, 2021, the balance of due from third parties represented receivable arising from sales of 11,608 miners to three third parties (Note 5). The Company expected to collect the outstanding balance within 12 months from the transaction.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net was comprised of the following:

	June 30, 2021	December 31, 2020

Miners	$42,931,933	$33,173,812
Less: accumulated depreciation	(6,978,371)	(3,324,655)
Property and equipment, net	$35,953,562	$29,849,157

In anticipation of purchase opportunities for newer, more efficient machines, the Company sold 11,608 miners to three third party customers for a total consideration of $5,410,349 during the three and six months ended June 30, 2021. On the date of transaction, the original cost and accumulated depreciation of these 11,608 miners were $6,169,283 and $1,028,214, respectively. The Company recognized a gain on sales of $269,280, which was recorded in the account of “gain from disposal of property and equipment”. As of the date of the report, the Company has collected $270,517, 5% of the consideration from the third parties in the terms of USDT and expected to collect the outstanding balance by the end of 2021from the transaction.

In addition, during the three and six months ended June 30, 2021, the Company disposed of 372 miners. On the date of disposal, the original cost and accumulated depreciation of these 372 miners were $323,508 and $97,664, respectively. The Company incurred a loss of $225,844, which was recorded in the account of “loss from disposal of property and equipment”.

For the three months ended June 30, 2021 and 2020, depreciation expenses were $2,348,657 and $70,501, respectively. For the six months ended June 30, 2021 and 2020, depreciation expenses were $5,999,031 and $70,501, respectively.

6. INVESTMENT SECURITY

As of June 30, 2021, the balance of investment security represents the Company’s investment of $1,000,000 in one privately held company over which the Company neither has control nor significant influence through investment in common stock.  The investment was made in March 2021, and the cost of investment approximated the fair value. During the three and six months ended June 30, 2021, the Company did not record upward adjustments or downward adjustments on the investment.

The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. As of June 30, 2021, the Company did not recognize impairment against the investment security.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7. CONVERTIBLE NOTES

On December 31,2020, the Company entered into a Securities Purchase Agreement (the “SPA”) with an institutional investor (the “Holder”) to sell subordinated convertible notes (the “Notes”) up to an aggregate original principal amount of $1,650,000 with an original issue discount (OID) of 10% in a private placement.

On February 5 and March 12, 2021, the Company completed the sale of Notes in the principal amounts of $1,100,000 and $550,000, respectively. The Company received net proceeds of $1,280,000 after deducting fees payable to broker-dealers and certain other transaction expenses, including fees and expenses of legal counsels in connection with the transactions.

The Notes are unsecured and are expressly junior to any existing or future debt obligations of the Company. The Notes shall bear interest at 8% per annum, increasing to 15% if not paid within three (3) months of the initial closing (“Maturity Date”) or otherwise upon an Event of Default (as defined in the Notes).

The Company has the right to redeem the Notes in whole and not in part at 110% of face value plus all accrued and unpaid interest thereon (and late charges, if any) during the first 60 days from issuance and at 120% of face value plus all accrued and unpaid interest on (and late charges, if any) thereafter, payable in cash. The Notes are also subject to redemption (at the election of the Holder) at 120% upon an Event of Default or a Change of Control (as such terms are defined in the Notes). The Notes include certain customary Events of Default. Upon the occurrence of a Bankruptcy Event of Default (as defined in the Notes), the Notes would automatically become immediately due and payable in cash in an amount equal to all outstanding principal, interest, and late charges multiplied by a redemption premium of 120%.

If the Notes are not earlier redeemed, the Notes shall be automatically converted into Ordinary Shares upon the effectiveness of the Initial Registration Statement at the Conversion Price then in effect (if no Event of Default has occurred, at the Standard Conversion Price then in effect, and if an Event of Default has occurred, at the Event of Default Conversion Price). The Standard Conversion Price is equal to the lower of $6.00 per share and 80% of the average of the three lowest VWAPs during the 15 trading days ending and including the date of conversion. The Event of Default Conversion Price is equal to 85% of the Standard Conversion Price.

On May 5, 2021, the convertible notes were automatically converted into 289,662 Ordinary Shares at $5.70 per share (Note 9).

8. SHARE-BASED AWARDS

Share-based awards such as Restricted stock units (“RSUs”), incentive and non-statutory stock options, restricted shares, dividend equivalents, share appreciation rights and share payments may be granted to any directors, employees and consultants of the Company or affiliated companies under 2021 Omnibus Equity Incentive Plan (“2021 Plan”). There are 2,415,293 ordinary shares issued or issuable under the Plan.

Pursuant to a Consulting Services Agreement dated February 1, 2021, with Wellington Park, Inc., the Company granted 15,000 RSUs to each of Bryan Bullett and Sam Tabar, then consultants. On March 31, 2021, the Company granted 120,765 RSUs to Bryan Bullett, the Chief Executive Officer of the Company and Sam Tabar, the Chief Strategy Officer, respectively. All of these RSUs are subject to a 24-month service vesting schedule, and, vest 1/24 for each month.

A summary of the changes in the RSUs relating to ordinary shares granted by the Company during the six months ended June 30, 2021 is as follows:

	Number of RSUs	Weighted average grant date fair value

Awarded and unvested as of January 1, 2021	-	$-
Granted	271,530	$15.02
Vested	(33,941)	$15.02
Awarded and unvested as of June 30, 2021	237,589	$15.02
Expected to vest as of June 30, 2021	237,589	$15.02

As of June 30, 2021, there were $3,568,587 of unrecognized compensation costs related to all outstanding RSUs, net of expected forfeitures. These amounts are expected to be recognized over a weighted average period of 1.75 years.

During the three and six months ended June 30, 2021, the Company recognized share-based compensation expense of $509,794 and $509,794 in connection with the above RSUs.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. ORDINARY SHARES

As of December 31, 2020, there were 48,043,788 ordinary shares issued and outstanding.

On January 5, 2021, the Company completed the sale of 262,082 Ordinary Shares at $4.50 per share for gross proceeds of $1,179,368 to eleven (11) non-US Persons. The exemption from registration was claimed under Regulation S under the Securities Act based on the representations and warranties contained in securities purchase agreements signed by all investors. The proceeds from the private placements were in the form of USDC.

On May 5, 2021, the Company’s Form F-1 Registration Statement covering the resale of 6,412,500 ordinary shares was declared effective by the SEC. The 6,412,500 ordinary shares consisted of 412,500 shares issuable to Ionic upon the conversion of $1,650,000 principal amount of senior convertible notes, and 6,000,000 shares issuable to Ionic pursuant to the Purchase Agreement dated as of January 11, 2021. On the same date, the Company issued 289,662 Ordinary Shares at $5.70 per share to the Holders of Convertible Notes to settle all outstanding Notes plus accrued interest (Note 7).

During May 20, 2021 through June 28, 2021, the Company issued an aggregation of 5,215,477 Ordinary Shares to Ionic to finance gross proceeds of $30 million. The Company received net proceeds of $28,550,000 after deducting fees payable to broker-dealers and certain other transaction expenses, including fees and expenses of legal counsels in connection with the transactions. In connection with the financing activity with Ionic, the Company issued 15,000 Ordinary Shares as Filing Default Shares and 10,000 Effectiveness Default Shares.

On May 6, 2021, the Company issued 80,232 Ordinary Shares as compensation fees to two service for marketing and promotion services of the Company. The Company recorded expenses of $933,098 for the marketing and promotion services, by reference to the closing price of $11.63 per share on May 6, 2021.

As of June 30, 2021, there were 53,906,241 ordinary shares issued and outstanding.

10. INCOME TAXES

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Hong Kong profits tax at a rate of 16.5%. However, the Group did not generate any assessable profits arising in or derived from Hong Kong for the three and six months ended June 30, 2021 and 2020, and accordingly no provision for Hong Kong profits tax has been made in these periods.

United States of America

For the US jurisdiction, the Company is subject to federal and state income taxes on its business operations. As of June 30, 2021, the estimated annual effective tax rate for Bit Digital USA Inc. is 26.11%, which consists of federal tax rate of 21% and blended state tax rate of 5.11% after net of federal benefit. For Golden Bull USA Inc, the entity is expected to only be subject to state minimum taxes or franchise taxes in 2021.

The Company also evaluated the impact from the recent tax reforms in the United States, including the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and Health and Economic Recovery Omnibus Emergency Solutions Act (“HERO Act”), which both were passed in 2020, No material impact on the Company is expected based on our analysis. We will continue to monitor the potential impact going forward.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. INCOME TAXES (CONTINUED)

United States of America (continued)

In fiscal year 2021, the Company is subject to US federal income tax and state income tax and franchise tax, primarily from Nebraska and Texas. The Company will continue to monitor its exposure to different states and comply with state income taxes filing requirement as the Company continue to expand its business in the United States. The Company has not been under tax examination in any jurisdiction for fiscal year 2021 and 2020, respectively.

For the three and six months ended June 30, 2021 and 2020, the Company incurred US federal and state income tax expenses as below:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2021	2020	2021	2020
Federal
Current	$53,694	$-	$254,314	$-
Deferred	14,045	-	38,354	-
	67,739	-	292,668	-
State
Current	15,225	-	66,524	-
Deferred	3,416	-	9,330	-
	18,641	-	75,854	-

Total	$86,380	$-	$368,522	$-

Canada

The estimated effective tax rate for Canada entities is 23% for the three and six months ended June 30, 2021. The Company is subject to both federal and provincial income taxes for its business operation in Canada as of June 30, 2021.

For the three and six months ended June 30, 2021 and 2020, the Company incurred Canada federal and state current income tax expenses of $10,126 and $5,401, respectively.

As of June 30, 2021 and December 31, 2020, the Company had deferred tax liabilities of $47,684 and $nil, arising from temporary difference of depreciation of miners between the US GAAP accounting principal and income tax treatment.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. As of June 30, 2021, the Company had a total of US$47,684 in deferred tax liabilities under the US book.

For unrecognized tax benefits, the Company’s policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense. The Company did not accrue either interest or penalties for the three and six months ended June 30, 2021 and 2020, respectively. During fiscal year 2021, the Company continues to review its tax positions and provide for unrecognized tax benefits as they arise.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. RELATED PARTIES

As of December 31, 2020, the balance of due to related parties was $336,722, comprised of balance of $329,722 due to Mr. Erke Huang, the Company’s interim Chief Executive Officer and Chief Financial Officer, and balance of $7,000 due to one shareholder.

During the Company’s normal business operations in the six months ended June 30, 2021, the Company fully repaid the borrowings of $329,722 due to Mr. Erke Huang, the Company’s Chief Financial Officer in the form of USDC, and repaid the balance of $7,000 to the shareholder.

As of June 30, 2021, the Company had no outstanding balance due to related parties.

12. CONTINGENCIES

On January 20, 2021, a securities class action lawsuit was filed against the Company and its Chief Executive Officer and Chief Financial Officer titled Anthony Pauwels v. Bit Digital, Inc., Min Hu and Erke Huang (Case No. 1:21-cv-00515) (U.S.D.C. S.D.N.Y.). A second class action lawsuit was filed, substantially identical on January 26, 2021, titled, Yang v. Bit Digital, Inc., Min Hu and Erke Huang (Case No. 1:21-cv- 00721). Several other related cases have since been filed seeking lead plaintiff status. The class action is on behalf of persons that purchased or acquired our Ordinary Shares between December 21, 2020 and January 8, 2021, a period of volatility in our stock, as well as volatility in the price of bitcoin. We believe the complaints are based solely upon a research article issued on January 11, 2021, which included false claims and to which the Company responded in a press release filed on Form 6-K on January 19, 2021. On April 21, 2021, the Court consolidated several related cases under the caption In re Bit Digital Securities Litigation. Joseph Franklin Monkam Nitcheu was appointed as lead counsel. We intend to seek dismissal of the lawsuits and will vigorously defend the action.

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

13. DISPOSITION OF POINT CATTLE

On September 8, 2020, the Company entered into a certain share purchase agreement (the “Disposition SPA”) by and among a BVI company, Sharp Whale Limited (the “Purchaser”), Point Cattle Holding Limited (“Point Cattle”, or the “Subsidiary”) and the Company (the “Seller”). Pursuant to the Disposition SPA, the Purchaser purchased the Subsidiary in exchange for nominal consideration of $10.00 and other good and valuable consideration. Point Cattle Holdings Limited was a former wholly owned subsidiary of the Company in the British Virgin Islands, and its subsidiaries and VIEs, through which the Company previously operated its peer-to-peer lending business and the car rental business in PRC.

On September 8, 2020, the parties completed all the share transfer registration procedure as required by the laws of British Virgin Islands and all the other closing conditions have been satisfied, as a result, the disposition contemplated by the Disposition SPA is completed. Upon completion of the disposition, the Purchaser became the sole shareholder of Point Cattle and as a result, assumed all assets and obligations of all the subsidiaries and VIE entities owned or controlled by Point Cattle. Upon the closing of the transaction, the Company does not bear any contractual commitment or obligation to the microcredit business or the employees of Point Cattle and its subsidiaries and VIEs, nor to the Purchaser.

On the same date, management was authorized to approve and commit to a plan to sell Point Cattle, therefore the major assets and liabilities relevant to the disposal are reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes, are reported as components of net income (loss) separate from the net loss of continuing operations in accordance with ASC 205-20-45. Considering the suspension of peer-to-peer lending business and the car rental business in the PRC, the net assets relevant to the sale of Point Cattle was fully impaired by the Company in March 2020.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. DISPOSITION OF POINT CATTLE (CONTINUED)

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

As the transaction was closed on September 8, 2020, the Company had no assets and liabilities held for sale in the in the consolidated balance sheet as of June 30, 2021 or December 31, 2020.

The following is a reconciliation of the amounts of major classes of income from operations classified as discontinued operations in the consolidated statements of operations and comprehensive loss for the three and six months ended June 30, 2021 and 2020:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2021	2020	2021	2020
Discontinued Operations
Impairment of net assets	$-	$-	$-	$(3,734,498)

Net loss from discontinued operations	$-	$-	$-	$(3,734,498)

14. SUBSEQUENT EVENTS

During the period from July 1, 2021 to the date of this report, the Company raised gross proceeds of $6 million from Ionic by issuance of 756,717 ordinary shares covered by the Company’s Form F-1 Registration Statement (Note 9).

On August 10, the Company issued 200,000 Ordinary Shares to Ionic as a one-time waiver of the prohibition on Variable Rate Transactions contained in Section 5(m) of the Share Purchase Agreement with Ionic, with regard to the Company entering into an at the market offering agreement with H.C. Wainwright on July 15, 2021 and disclosing the same in the prospectus supplement portion of the Company’s registration statement (File No.: 333-257934) on Form F-3 on July 15, 2021.